

Akin Shoyoye · 3rd

Education | Robotics | Transportation

San Francisco Bay Area · 500+ connections · **Contact info**

 **A.P. Racing**

 **Rutgers, The State University of New Je**

Experience



Co-Founder

A.P. Racing

Jun 2019 – Present · 1 yr 2 mos

San Francisco Bay Area

AP Racing works with high school students and educators to build autonomous RC cars at thei schools using up-to-date technology and standards. Providing baseline curriculum, software tools, and community-building training, we're creating infrastructure for them to not only race their creations, but to develop applicable skills.



Project Manager, Operations Safety

Zoox · Full-time

Nov 2017 – Apr 2020 · 2 yrs 6 mos

San Francisco Bay Area

Creating autonomous mobility from the ground up.



Marketing and Operational Strategy

Independent Consultant

Mar 2016 – Feb 2020 · 4 yrs

Greater New York City Area

Providing guidance in marketing and operations to help organizations lower risks and hit their goals.



Community Development Director

DriveAI

Jan 2015 – May 2018 · 3 yrs 5 mos

San Francisco Bay Area

Created a community focused on developing open-source autonomous vehicle technology.

Pushed for legislation to support autonomous vehicle testing in NJ.



Marketing Lead, Senior Operations Analyst

Shotput

Mar 2016 – Apr 2017 · 1 yr 2 mos

San Francisco Bay Area

Building micro-warehouses: dcvelocity.com/articles/20170610-micro-warehouses-bring-fulfillment-closer-to-customer/

Developing proof-of-custody blockchain where participants are incentivized to redu ...**see mor**

Show 5 more experiences ⌄

Education



Rutgers, The State University of New Jersey-Newark
2011 – 2014

Volunteer Experience



Volunteer
The D10 Decathlon
Oct 2016 – Oct 2018 • 2 yrs 1 mo
Children

The D10 Decathlon is a world-class athletic event series produced for amateur athletes testing speed, strength, agility, and coordination through a mix of 10-events traditionally performed in the Olympic decathlon and NFL Scouting Combine.

Since inception, participants have raised $6.0M+ to support North America's 11 leading pediatric cancer institutions working collectively to cure pediatric cancer. The San Francisco Decathlon is fundraising for Lucile Packard Children's Hospital.

The Decathlon is featured regularly in Sports Illustrated, Wall Street Journal, ESPN, Forbes, CNBC, Fox Sports Radio, CNN, TODAY Show, Bloomberg, The New York Times, Fox Sports Radio, ESPN Radio, and Fox Business Network.



Guest Speaker
Write on Sports, Inc.
Sep 2013 – Oct 2015 • 2 yrs 2 mos
Children

The concept of Write on Sports (WOS) is to teach youth to write by teaching them to write about sports, a subject they are passionate about.

During their time in Write on Sports, students learn the basic elements of good journalism and apply their knowledge to writing spot stories and a feature piece. As part of the learning process, WOS introduces youth to professional journalists and athletes, whom they interview and then write about.



